CNIT ANNOUNCES FIRST HALF-YEAR 2016 RESULTS

SHENZHEN, China, August 30, 2016 -- China Information Technology, Inc. (Nasdaq:CNIT), a growing provider of cloud-app-terminal technologies for Internet-of-Things (IoT) platforms, digital advertising delivery and other internet-based information distribution systems throughout China, today said that, for the first six months of calendar 2016 ended June 30, the Company had a net loss of approximately $7.1 million, or ($.18) per share, on revenue of approximately $3.0 million, compared to a net loss of approximately $7.2 million, or ($.22) per share, on revenue of approximately $4.7 million in the first half of calendar 2015.

Excluding non-cash items mainly in the categories of impairment of goodwill and intangible assets, provision for doubtful accounts on account receivables and other current assets, amortization of intangibles, depreciation expenses and stock-based compensation, the Company’s adjusted net loss for the first six months of 2016 was approximately $2.9 million, or ($.07) per share, compared to an adjusted net loss of approximately $6.2 million, or ($.19) per share, for the comparable period a year ago.

Weighted average number of shares outstanding was 40,119,106 for the first half of 2016 and 32,549,632 for the prior-year six-month period.

As of June 30, 2016, the Company had $2.8 million in cash and cash equivalents, and short-term debt and bills payable were $6.5 million and zero, respectively, down from $15.3 million and $1.3 million, respectively, at the end of 2015.

CNIT’s reduction of its net loss compared to the prior-year six-month period was partially the result of its continuing transition from a traditional custom-made IT software development and system integrations (TIT) provider to the government sector over to a cloud-based technology (CBT) solutions provider to private enterprise – a role that enables considerably higher sales margins. During the first six months of 2016, for example, 79.5 percent of the Company’s revenue was derived from its CBT business (up from 58.5 percent in the first half of last year), which achieved a 53 percent gross margin. The remaining 20.5 percent of Company revenue produced by CNIT’s TIT segment (down from 41.5 percent for the first six months of 2015), was mainly comprised of maintenance services provided for certain previously completed projects and had a gross margin of negative 51.7 percent.

This same transition -- which de-emphasized the Company’s pursuit of low-margin and long account receivable cycle TIT contracts and shifted its CBT unit away from custom-made hardware manufacturing to standardized cloud-based terminal products and services -- was also responsible for CNIT’s reduction in total revenue as compared to the first six months in 2015.

The Company’s reduction of its net loss compared to the first six months of last year also resulted from reductions of $1.9 million in interest expense, $.7 million in selling expense and $.5 million in R&D expense. These reductions were offset somewhat by an increase of $.8 million in administrative expense, due primarily to an increase of $1.3 million in provision for doubtful accounts receivables.

Due to CNIT’s trial sale of certain of its cloud-based new product lines during the first half of 2016, and the deterioration of gross margin in its traditional TIT business, gross margin for this period slightly declined to 31.5% from 33.2% for the first half of 2015. This effect, however, is believed by the Company to be only temporary and is expected to pick up when these product lines enter full scale rollout during the latter half of this year.

“We believe our six-month results provide further evidence that our transition to a leading CBT provider is progressing well,” said CNIT CEO and chairman, Mr. Jianghuai Lin. “Once again, we have reduced our net loss by migrating our business over to higher-margin cloud-based solution opportunities, - a process which, combined with our expansion into new markets and our tighter control of costs, should hasten our return to profitability.”

This return to profitability, though previously projected to occur by the fourth quarter of this year, will likely be delayed two or three quarters due primarily to a longer than anticipated period necessary to achieve full transition to a cloud-based solutions provider, said Mr. Lin.

However, he added, beginning in the latter part of 2017, the Company should experience “a sustained period of accelerating revenue and strong earnings.”

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expenses arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Six Months Ended June 30, 2016 and 2015 Reconciliation of Net Loss Attributable to the Company and
EPS
to Exclude Amortization of Intangible Assets, Depreciation, Stock-based Expenses, Provision on
Doubtful Accounts of Account Receivables and Other Asset Write-downs (unaudited)

	Six Months	Six Months
	Ended	Ended
	June, 30 2016	June, 30 2015
Net Loss Attributable to the Company	$(7,063,811)	$(7,201,274)
Impairment of goodwill and intangible assets	1,642,690	-
Provision (recovery) on doubtful accounts of account receivables and other current assets	934,272	(345,665)
Provision for obsolete inventories	10,545	4,655
Depreciation	811,060	798,519
Amortization of intangible assets	429,379	431,877
Impairment of property and equipment	28,245	-
Stock-based payment for consulting fee	-	85,833
Stock-based compensation	210,990	72,000
Warrants expense	118,637	-
Adjusted Net Loss	$(2,877,993)	$(6,154,055)
Weighted Average Number of Shares Outstanding
– Basic and diluted	40,119,106	32,549,632
Adjusted Loss per share
– Basic and diluted	$(0.07)	$(0.19)

About China Information Technology, Inc.

China Information Technology, Inc. (NASDAQ: CNIT) is a leading Internet service company that provides cloud-app-terminal technologies for Internet-of-Things (IoT) platforms and integrated cloud-based solutions, enabling innovation and smart living in the fields of new media, city safety management, education, etc.

Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://en.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “may”, “will”, “should”, "believe", "expect" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com

or

Asia IR-PR
Jimmy Caplan
Tel: +512-329-9505
Email: jimmy@asia-irpr.com

or

Media Relations: Asia IR-PR
Rick Eisenberg
Tel: +212-496-6828
Email: rick@asia-irpr.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2016 AND DECEMBER 31, 2015
Expressed in U.S. dollars (Except for share amounts)

	June 30	December 31
	2016	2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,823,918	$3,786,846
Restricted cash	3,904	868,317
Accounts receivable, net	2,017,410	3,180,138
Advances to suppliers	458,665	2,526,607
Inventories	3,218,112	2,141,093
Other current assets	5,719,402	5,412,720
Current assets from discontinued operations	-	13,272,186
TOTAL CURRENT ASSETS	14,241,411	31,187,907
Deposit for purchase of land use rights	13,696,786	14,020,901
Property, plant and equipment, net	7,094,659	8,372,961
Intangible assets, net	2,049,045	2,530,103
Goodwill	3,000,519	4,753,454
Deferred tax assets	551,732	460,237
Other non-current assets	2,914,730	4,766,141
TOTAL ASSETS	$43,548,882	$66,091,704

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,494,294	$15,272,986
Accounts payable	5,453,438	6,943,248
Bills payable	-	1,322,912
Advances from customers	2,160,318	2,651,156
Accrued payroll and benefits	338,605	396,026
Other payables and accrued expenses	2,229,958	4,570,298
Amounts due to related parties	-	141,972
Derivative Liability – Warrants	71,454	1,156,386
Income tax payable	2,900,964	3,083,792
TOTAL CURRENT LIABILITIES	19,649,031	35,538,776

Amounts due to related parties	7,979	12,359
Deferred tax liabilities	87,040	86,332
TOTAL LIABILITIES	19,744,050	35,637,467

COMMITMENTS AND CONTINGENCIES
Ordinary shares, par $0.01; shares issued and outstanding, 2016: 120,000 shares; 2015: 120,000 shares	360,000	360,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2016: 40,111,159 shares; 2015: 39,211,364 shares	425,544	416,546
Treasury shares, 2016:1,402,448 shares; 2015: 1,402,448shares	(7,117,500)	(7,117,500)
Additional paid-in capital	145,406,328	144,000,767
Reserve	13,812,095	13,812,095
Deficit earnings	(162,042,906)	(154,979,095)
Accumulated other comprehensive income	23,715,604	24,551,707
Total equity of the Company	14,199,165	20,684,520
Non-controlling interest	9,245,667	9,409,717
Total equity	23,444,832	30,094,237
TOTAL LIABILITIES AND EQUITY	$43,548,882	$66,091,704

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
Expressed in U.S. dollars (Except for share and per amounts)
(Unaudited)

	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2016	2015

Revenue – Products	$2,556,691	$3,187,025
Revenue – Software	-	187,809
Revenue - System integration	334,235	690,216
Revenue – Others	64,989	616,351
TOTAL REVENUE	2,955,915	4,681,401

Cost - Products sold	1,373,566	2,003,434
Cost - Software sold	32,050	656,574
Cost - System integration	595,016	266,262
Cost – Others	23,261	202,982
TOTAL COST	2,023,893	3,129,252

GROSS PROFIT	932,022	1,552,149

Administrative expenses	3,522,412	2,735,948
Research and development expenses	1,658,707	2,149,541
Selling expenses	643,102	1,371,444
Impairment on property, plant and equipment	28,245	-
Impairment on goodwill and intangible assets	1,642,690	-
LOSS FROM OPERATIONS	(6,563,134)	(4,704,784)

Subsidy income	120,053	69,775
Other (loss) income, net	(603,883)	(27,133)
Interest income	15,425	118,997
Interest expense	(300,157)	(2,231,528)
Warrant expense	(118,637)	-
LOSS BEFORE INCOME TAXES	(7,450,333)	(6,774,673)

Income tax benefit (expense)	211,547	(477,093)

NET LOSS	(7,238,786)	(7,251,766)
Less: Net income attributable to the non-controlling interest	174,975	50,492
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(7,063,811)	$(7,201,274)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	40,119,106	32,549,632
Diluted	40,119,106	32,549,632

LOSS PER SHARE-BASIC AND DILUTED
Basic	$(0.18)	$(0.22)
Diluted	$(0.18)	$(0.22)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2016 AND 2015
Expressed in U.S. dollars
(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2016	June 30, 2015
OPERATING ACTIVITIES
Net loss	$(7,238,786)	$(7,251,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of property and equipment	28,245	-
Provision (recovery) on doubtful accounts of accounts receivable and other current assets	934,272	(345,665)
Depreciation	811,060	798,519
Amortization of intangible assets and land use rights	429,379	431,877
Stock-based expenses	210,990	72,000
Stock-based payment for consulting fee	-	85,833
(Gain) loss on disposal of property and equipment, net	(31,195)	169,077
Provision for inventory allowance	10,545	4,655
Change in deferred income tax	(101,108)	425,749
Warrants expense	118,637	-
Impairment of goodwill and intangible assets	1,642,690	-
Changes in operating assets and liabilities
Decrease in restricted cash	727,372	9,575,578
Decrease in accounts receivable	556,891	1,615,854
Decrease (increase) in advances to suppliers	1,818,208	(766,267)
Decrease in other assets	2,954,014	1,241,815
Decrease in inventories	(1,858,272)	(64,793)
Decrease in accounts payable and bills payable	(2,664,451)	(20,258,747)
Decrease in advances from customers	(436,466)	(711,034)
Increase in amounts due to/from related parties	95,009	854,783
Decrease in accrued expenses and other liabilities	(2,531,324)	(324,775)
Decrease in income tax payable	(115,382)	(85,686)
Net cash used in operating activities	(4,639,672)	(14,532,993)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	295,378	49,904
Purchases of property, plant and equipment	-	(2,032,902)
Capitalized and purchased software development costs	-	(67,992)
Consideration paid for acquisition of Biznest	-	(1,481,234)
Cash acquired in sale of subsidiaries	12,510,805	5,704,936
Net cash provided by (used in) investing activities	12,806,183	2,172,712

FINANCING ACTIVITIES
Borrowings under short-term loans	6,120,840	72,024,271
Repayment of short-term loans	(14,471,655)	(76,979,947)
Repayment of long-term loans	(214,382)	(48,441)
Purchase of treasury stock	(385,825)	-
Decrease in restricted cash in relation to bank borrowings	130,896	552,417
Common stock issued for cash	-	12,786,353
Net cash provided by financing activities	(8,820,126)	8,334,653

Effect of exchange rate changes on cash and cash equivalents	(309,313)	96,515
NET DECREASE IN CASH AND CASH EQUIVALENTS	(962,928)	(3,929,113)
CASH AND CASH EQUIVALENTS, BEGINNING	3,786,846	6,689,848
CASH AND CASH EQUIVALENTS, ENDING	$2,823,918	$2,760,735